 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 Wanda Sports Group Company Limited
(Name of Subject Company (Issuer))
Wanda Sports & Media (Hong Kong) Holding Co. Limited
an indirect, wholly-owned subsidiary of
Wanda Culture Holding Co. Ltd.
(Names of Filing Persons (offerors))

 Class A Ordinary Shares, no par value*
(Title of Class of Securities)
93368R 101**
(CUSIP Number of Class of Securities)

Wanda Sports & Media (Hong Kong) Holding Co. Limited
Wanda Culture Holding Co. Ltd.
Room 1903, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay, Hong Kong +86-10-8558-7385
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Mark S. Bergman, Esq.
Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Tel: +86‑10‑5828‑6300  Fax: +86-10-6530-9070/9080

 CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee**
$105,800,577.8	$11,542.84

*
Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on The Nasdaq Stock Market LLC (Nasdaq Global Select Market).  Every two ADSs represent three Class A ordinary shares (the “Class A Ordinary Shares”).

**	This CUSIP number applies to the ADSs.
***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $1.70 for 62,235,634 outstanding Class A Ordinary Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”).

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify  the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Wanda Culture Holding Co. Ltd., a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China (“Parent”), and Wanda Sports & Media (Hong Kong) Holding Co. Limited, a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China and wholly-owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by Purchaser and Parent to purchase all the issued and outstanding class A ordinary shares of Wanda Sports Group Company Limited,  a company incorporated  in Hong Kong SAR, People’s Republic of China (the “Company”), no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” with every two ADSs representing three Class A Ordinary Shares), at a purchase price of $1.70 in cash per Class A Ordinary Share or $2.55 per ADS, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which, as amended or supplemented from time to time, together constitute the “Offer”).
The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.
Item 1.          Summary Term Sheet.
Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.
Item 2.          Subject Company Information.
(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.
(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of ADSs; Dividends,” which is incorporated herein by reference.
Item 3.          Identity and Background of Filing Person.
 (a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference. The Purchaser and Parent are both investment holding entities.
(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning Purchaser” and in “Schedule A—Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 4.          Terms of the Transaction.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Summary of the Second Step Options,” “Special Factors—Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Possible Effects of the Offer on the Market for ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
Item 5.          Past Contacts, Transactions, Negotiations and Agreements.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 10. Related Party Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Second Step Options” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Item 6.          Purpose of the Transaction and Plans or Proposals.
(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors—Section 3. Certain Financial Projections,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Conduct of the Company’s Business if the Offer Is Not Completed,” “Special Factors—Section 8. Summary of the Second Step Options” and “The Offer—Section 12.  Possible Effect of the Offer on the Market for the ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” which is incorporated herein by reference.
Item 7.          Source and Amount of Funds or Other Consideration.
(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings  “Summary Term Sheet” and “The Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 8.           Interest in Securities of the Subject Company.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Item 9.           Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses,” which is incorporated herein by reference.
Item 10.        Financial Statements.
(a)-(b) Financial information with respect to Parent and Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Offer — Section 9. Source and Amount of Funds.”
 Item 11.        Additional Information.
(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Second Step Options” “Special Factors—Section 10. Related Party Transactions” and “Special Factors—Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Appraisal Rights; Rule 13e-3,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Offer—Section 11. Conditions to the Offer,” “The Offer—Section 12. Possible Effects of the Offer on the Market for ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C—Companies Ordinance,” which is incorporated herein by reference.
(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 12. Possible Effects of the Offer on the Market for ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
(a)(5) Not applicable.
(b-c)   Reference is made to the information set forth in the Offer to Purchase and the Letters of Transmittal, which is incorporated herein by reference.

Item 12.         Exhibits

(a)(1)(i)	Offer to Purchase, dated December 23, 2020.

(a)(1)(ii)	Form of Share Letter of Transmittal.

(a)(1)(iii)	Form of ADS Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii)	Form of Withdrawal Letter.

(a)(5)(i)	Press Release issued by the Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(b)	Not applicable.

(d)	Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares.

(g)	Not applicable.

(h)	Not applicable.

Item 13.        Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated December 23, 2020

WANDA CULTURE HOLDING CO. LTD.

By:	/s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name: Zhang Lin
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 23, 2020.

(a)(1)(ii)	Form of Share Letter of Transmittal.

(a)(1)(iii)	Form of ADS Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii)	Form of Withdrawal Letter.

(a)(5)(i)	Press Release issued by the Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(b)	Not applicable.

(d)	Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares.

(g)	Not applicable.

(h)	Not applicable.